Marblegate Capital Corporation 411 Theodore Fremd Avenue, Suite 206S Rye, New York 10580	DePalma Acquisition I LLC 5 Greenwich Office Park, Suite 400 Greenwich, CT 06831	DePalma Acquisition II LLC 5 Greenwich Office Park, Suite 400 Greenwich, CT 06831

February 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Volley

 Amit Pande

 John Stickel

 James Lopez

Re:	Acceleration Request for Marblegate Capital Corporation, DePalma Acquisition I LLC and DePalma Acquisition II LLC

Registration Statement on Form S-4

File No. 333-283675 (the “Registration Statement”)

Dear Michael Volley, Amit Pande, John Stickel, and James Lopez:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Marblegate Capital Corporation, DePalma Acquisition I LLC and DePalma Acquisition II LLC (the “Co-Registrants”) each respectfully requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on February 14, 2025 at 9:00 a.m., Eastern Time, or as soon thereafter as practicable or at such later time as the Co-Registrants may orally request via telephone call to the staff of the Commission. The Co-Registrants hereby authorize Brandon Bortner of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Please call Brandon Bortner of Paul Hastings LLP at (202) 551-1840 to provide notice of the effectiveness of the Registration Statement, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MARBLEGATE CAPITAL CORPORATION

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Chief Executive Officer

DePalma Acquisition I LLC

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Chief Executive Officer

DePalma Acquisition II LLC

By:	/s/ Andrew Milgram
Name: Andrew Milgram
Title: Chief Executive Officer

cc:	Brandon Bortner, Esq.
Paul Hastings LLP